                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of March 2010, National Financial Services acquired control due to ownership of greater than 25% of the Absolute Opportunities Fund's (the "Fund") outstanding shares.  National Financial Services owned 27.2% of the Fund and thus controlled the Fund as of that date.